Janus Parent, Inc.

14 Fairmount Avenue

Chatham, New Jersey 07928

April 12, 2021

VIA EDGAR

Attention:	Beverly Singleton
Martin James
Sherry Haywood
Erin Purnell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	Janus Parent, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed April 6, 2021
File No. 333-252859

Ladies and Gentlemen:

This letter sets forth the response of Janus Parent, Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated April 9, 2021, with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”). We hereby submit with this letter the accompanying changed pages (“Changed Pages”) to the Registration Statement, marked to indicate proposed changes to the Registration Statement in response to the comments contained in the Staff’s letter. Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-4 as an “exhibits-only” filing (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement. The Changed Pages are attached hereto as Exhibit A. All page number references herein refer to pages of the Registration Statement or Revised Registration Statement, as applicable.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 2 to Form S-4 Filed April 6, 2021

General, page i

1.    Staff’s comment: We note that the proxy statement/prospectus is missing information such as director disclosure beginning on page 199, Code of Conduct and Ethics information on page 200, Description of Securities information on page 203, the per share and closing price on pages 44 and 112, and the ownership information on page 217. Please include this information, and any other missing information, in a pre-effective amendment.

Response: We acknowledge the Staff’s comments and respectfully request the Staff review the proposed changes to (i) the director disclosures on pages 133, 199 and 200 of the Changed Pages, (ii) the Code of Conduct and Ethics information disclosure on page 200 of the Changed Pages, (ii) the Description of Securities disclosure on page 203 of the Changed Pages, (iv) the per share and closing disclosure on pages 44 and 112 of the Changed Pages, and (v) updates for the record date, outstanding share amounts and other disclosures on pages ix, x, 70, 215, 217, and 224 of the Changed Pages.

Exhibit Index, page II-1

2.    Staff’s comment: Please file your dated and signed tax opinion with your next amendment. Also, please revise the description of the exhibits in the exhibit index to properly identify the references to the exhibits.

Response: We acknowledge the Staff’s comments and have filed Kirkland’s signed and dated tax opinion as an exhibit to the Revised Registration Statement. We have also revised the Exhibit Index on pages II-1 and II-2 of the Revised Registration Statement to reflect the filing of the dated and signed tax opinion with the Revised Registration Statement.

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We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3647 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely, JANUS PARENT, INC.

By:	/s/ Brian Cook
Name: Title:	Brian Cook Chief Executive Officer

cc:	Ramey Jackson, Janus International Group, LLC

Roger Fradin, Juniper Industrial Holdings, Inc.

Matt Pacey, Kirkland & Ellis LLP

Julian Seiguer, Kirkland & Ellis LLP

Lance Hancock, Kirkland & Ellis LLP

Exhibit A